Primary Business Name: CODA MARKETS, INC. **BD Number: 36187**

BD - AMENDMENT

10/14/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes ◉ No

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ACS GLOBAL HOLDINGS, LLC	DE	SHAREHOLDER	05/2024	E	Y	N	47-5253954
DEROLF, MARK KENNETH	I	CHIEF COMPLIANCE OFFICER	05/2024	NA	Y	N	1924355
LANG, TIMOTHY JUDE	I	CHIEF EXECUTIVE OFFICER	05/2024	NA	Y	N	1109356
MITCHELL, RYAN PATRICK	I	SENIOR MANAGING DIRECTOR	02/2025	NA	Y	N	6468380
MURPHY, KRISTEN	I	FINANCIAL OPERATIONS PRINCIPAL	05/2024	NA	Y	N	2287252